UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 0-49663
CUSIP Number: 866933 40 1

NOTIFICATION OF LATE FILING

(Check One):    [  ] Form 10-K     [  ] Form 20-F     [  ] Form 11-K     [X] Form 10-Q     [  ] Form N-SAR

For Period Ended:           June 30, 2002

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant:                      Sun Healthcare Group, Inc.
Former name if applicable:
Address of principal executive office (Street and number):      101 Sun Avenue NE
City, state and zip code:                     Albuquerque, NM 87109

PART II -- RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).
	|	(a)	The reasons described in reasonable detail in Part III of this form could not be
	|		eliminated without unreasonable effort or expense;
|
	|	(b)	The subject annual report, semi-annual report, transition report on Form 10-K,
	|		20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
[X]	|		calendar day following the prescribed due date; or the subject quarterly report to
	|		transition report on Form 10-Q, or portion thereof will be filed on or before the
	|		fifth calendar day following the prescribed due date; and
|
	|	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been
	|		attached is applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Registrant requires additional time to file its Form 10-Q because the Registrant and its new auditors, Ernst & Young, LLP, who recently replaced the Registrant's prior auditors, Arthur Andersen LLP, are performing final procedures to complete the review of the Registrant's June 30, 2002 consolidated financial statements. The Registrant will file its Form 10-Q no later than August 19, 2002.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

                              Jennifer Botter                  (505)                        821-3355
                                  (Name)                    (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]  Yes  [   ]  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [   ]  Yes     [X]  No

     If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

The Registrant commenced Chapter 11 bankruptcy proceedings in October 1999 and the proceedings were pending during 2001. The Registrant emerged from the bankruptcy proceedings on February 28, 2002. Excluding the reorganization costs associated with the Registrant's bankruptcy proceedings incurred by the Registrant during the quarter ended June 30, 2001, there are no significant changes in the results of operations for the quarter ended June 30, 2002 from the quarter ended June 30, 2001.

     Sun Healthcare Group, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 2002                                                      By:         /s/ Kevin W. Pendergest______________
                                                                                               Name:  Kevin W. Pendergest
                                                                                               Title:     Chief Financial Officer